White River Energy Corp

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

July 05, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	White River Energy Corp
Amendment No. 5 to Registration Statement on Form S-1
Filed May 8, 2023
File No. 333-268707

Ladies and Gentlemen:

This letter is submitted by White River Energy Corp (the “Company”) in response to the comment letter dated May 22, 2023 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 5 to the Registration Statement Form S-1 filed May 8, 2023. Amendment No. 6 is being filed simultaneously.

The Prospectus has been updated to include the audited financial statements for the fiscal year ended March 31, 2023. The Prospectus has also been updated as appropriate to give effect to changes affecting the Company and the industry in which it operates.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Amendment No. 5 to Registration Statement on Form S-1 filed May 8, 2023

Risk Factors, page 4

1.	Please revise your risk factor language to clearly disclose the bases on which you and each of your subsidiaries claim to be exempt from registration and regulation under the Investment Company Act, including–to the extent applicable—section 3(c)(9) of the Investment Company Act of 1940.

Response: We revised the risk factor on page 21 to more clearly explain the exemptions under the Investment Company Act of 1940 on which the Company and its subsidiaries rely, including Section 3(c)(9) of that Act.

Securities and Exchange Commission

Division of Corporation Finance

July 05, 2023

Selling Stockholders, page 45

2.	Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Nepsis Inc. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: We have revised the footnote to the table at page 47 of the Prospectus to disclose that Mark Pearson exercises voting and dispositive control over the securities held by Nepsis Inc.

Business

Acquisition of a Broker-Dealer, page 58

3.	We note you disclose that you advanced an additional $20,000 to be held in escrow in April 2023 towards the acquisition price of Commenda Securities LLC. Please describe the material terms of such advance, including whether such deposit is refundable, and file a copy of any related documentation.

Response: We have revised the disclosure on page 58 to disclose that the $20,000 advance is non-refundable.

Properties

Oil and Natural Gas Reserves, page 59

4.	We note the revisions made in response to prior comment number four from our letter dated April 17, 2023. The last sentence of revised footnote (4) indicates “This is considered a non-U.S. GAAP financial measure.” However, if the exclusion of a deduction for taxes is appropriate, then the measure “Discounted Future Net Cash Flows” is not non-GAAP. In this regard, we note that the measures presented at pages 59 and 60 are the same as the SMOG measures presented as part of the FASB 932 disclosures provided on page F-22. Review your disclosure and revise as necessary to resolve this inconsistency.

Response: We have updated our disclosures to remove the reference to non-GAAP financial measures and provided an explanation of the “Reconciliation of PV-10 to the Standardized Measure” to resolve any inconsistencies with our SMOG measures in the financial statements.

Securities and Exchange Commission

Division of Corporation Finance

July 05, 2023

Financial Statements

General, page F-1

5.	Please update your filing to include audited financial statements for the fiscal year ended March 31, 2022 to comply with Rule 8-08(b) of Regulation S-X. Please also update the pro forma information to comply with Rule 11-02(c) of Regulation S-X.

Response: We have provided updated audited financial statements for the year ended March 31, 2023 and 2022 to comply with Rule 8-08(b) of Regulation S-X. In addition, our pro forma information has also been updated to comply with Rule 11-02(c) of Regulation S-X.

General

6.	Please revise your registration statement to ensure that disclosure regarding the securities being offered is consistent in your prospectus, fee table filed as Exhibit 107 and legal opinion filed as Exhibit 5.1.

Response: Our counsel has revised Exhibit 5.1 to reflect the updated numbers of securities being registered.

7.	Please update your disclosure to include the information in your Form 8-K dated May 16, 2023.

Response: We have updated the disclosure at page 68 and elsewhere in the Prospectus to include the information disclosed in the referenced Form 8-K as requested.

8.	Please expand your filing to include a glossary of oil and gas industry terms.

Response: The requested glossary of oil and gas industry has been added at page 60 of the Prospectus.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

White River Energy Corp

		By:	/s/Jay Puchir
Jay Puchir, CEO

cc:	Michael Harris, Esq.